U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB

          General form for registration of securities of small business issuers Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934


                                Apolo Gold, Inc.
                 (Name of Small Business Issuer in its charter)


                                     Nevada
         (State or other jurisdiction of incorporation or organization)


                                   Applied For
                      (I.R.S. Employer Identification No.)


                           Principal Executive Offices
                           1458 - 409 Granville Street
                              Vancouver, BC V6C 1T2



                            (Issuer's Telephone No.)
                                 (604) 687-4150

Securities to be Registered under Section 12(b) of the Act:  None

Securities to be Registered  under Section 12(g) of the Act: Common Stock
                                                           (Title of Stock)

Total number of pages:  65

Index to Exhibits Appears on Page:  29

Item 1

     (a) Business Development
     ------------------------

     Apolo Gold, Inc., (the Company) was incorporated in March, 1997 under the laws of the State of Nevada for the purpose of financing and operating the gold and diamond mining concession in Venezuela which is the subject of an acquisition agreement through the Company's subsidiary, Compania Minera Apologold, C.A., a Venezuela corporation (the Venezuela Subsidiary). The Venezuela Subsidiary is ninety-nine percent owned by Martial Levasseur, the Company's President as trustee for the benefit of the Company.

     On May 18, 1999, the Venezuela Subsidiary entered into an agreement with Empresa Proyectos Mineros Goldma, C.A., to acquire the alluvial diamond and gold mining concession named Codsa 13, located in the Gran Sabana Autonomous Municipality, State of Bolivar, Venezuela. The purchase price for the concession is $3,500,000 (2,086,000,000 Bolivars). A down payment of $50,000 (29,800,000
Bolivars) was made on or about May 30, 1999. A second payment of $50,000 (29,800,000 Bolivars) is to be made on or before November 15, 1999. The Venezuela Subsidiary agreed to establish at least one mining operation on the concession with a minimum production of 1,000 cubic meters per day, within one year of execution of the agreement and its authentication by the Venezuela government. The agreement was first filed or authenticated with the Venezuela government on May 18, 1999.

     Once production has commenced, the Venezuela Subsidiary agreed to monthly payments in an amount equal twenty percent of the gross production from the mining operation. Fifty percent of the monthly payment (10% of the gross production) is to be credited as payment on the purchase price and fifty percent is to be applied as rental payment on mining equipment and technical assistance. The Venezuela Subsidiary agreed that within one year from the date of authentication of the purchase agreement with the Venezuelan authorities, the amount of the monthly payment is to be at least $10,000 even if production is insufficient to pay the minimum amount. All payments to the Seller may be paid in US dollars, gold and diamonds as priced in Venezuela and shares in the Company, as selected by the Seller in any combination thereof. The agreement further requires the payment of a royalty to the Seller in the amount of 2.5% of the annual net profits of the concession. This royalty is payable as long as there is production on the property. There is also a royalty payable to the government of Venezuela of 4% of gross production. The agreement also requires that an existing mining operation by the Seller may continue and that until the entire purchase price has been paid, the Seller may continue to conduct exploration and testing.

     On May 20, 1999, the Company entered into an assignment agreement with its Venezuela Subsidiary, which assigned the rights and obligations under the Concession Agreement to the Company. In addition to the obligations under the Concession Agreement, the Company paid 3,550,000 shares of common stock to AML Diamond and Gold Exp., Inc. and its principal. The Company also agreed to pay
AML Diamond and Gold Exp., Inc. a royalty in the amount of 7.5% of net production profits. AML Diamond and Gold Exp is owned by Albert Aleong, a Venezuelan citizen, who works at the property site. He is not related to any officers or directors of the company.

     (b) Narrative Description of Business
     -------------------------------------

Location and Title

     The Company's Codsa 13 mining concession is located in the Gran Sabana Autonomous Municipality, State of Bolivar, in the extreme south east of Venezuela. It is approximately twenty five kilometers north of the Santa Elena, a village of approximately 15,000 people with sufficient facilities and supplies to support the mining operation. Santa Elena has daily flights to Caracas. The mining operation is accessible by gravel road from Santa Elena.

     Title to the Codsa 13 mining concession is held by Empresa Proyectos Mineros Goldma, C.A. since 1992 and is the above described Seller to the Company's Venezuela Subsidiary.

Regional Geology

     The existing data place the CODSA 13 concession as part of the Magnamatica de Roraima Province, of PROTEROZOICO, between 1,800 and 1,650 million years. This Magnamatica Province is formed by a series of formations, described in the "Proyecto de Inventario de Recursos Naturales de la Region de Guayana de C.V.G. Tecnica Nineria C.A." These formations are as follows:

Uairen Formations, Inferior And Superior Part

     Formed mainly by quartz sandstone and conglomerate of fine and coarse side, sandstone feldespatic, limonite, breccia lens and sandstone of white and pink colors, lens of lutita vitreous.

Uaimapue Formations: Lower, Middle And Upper Part

     Formed mainly by quartz sandstone of fine and medium grain with crossed stratification, "flat and leveled" parallel, pinkish and violet colors, vitreous tufts, volcanoclastic sandstones red in color, with pyrite crystals, fine grained quartz like sandstones, vitreous tufts and green chert. The area is considered as a diamond bearing and placer gold field, however there is no concluding criteria on the primary deposits of the same.


Description Of The Codsa 13 Deposit
                                       3

    The gold and diamond deposit currently being exploited on the CODSA 13 concession, consist of a series of massive stratum of fine and thick grained quartz sands with white quartz edges and gravel with unconsolidated sand quartz matrix. This sequence graduates toward the ceiling to levels of very fine grain similar to volcanic ash, white in color and at a level of black in color, of quartz grains that make up a good level of stratigraphic reference. In the current pits, the base of the clastic section can not be observed, below the levels of gravel and a lens of breccia cemented with hematite limonite exist. The lowest level observed consists of very homogeneous fine grained sands, with isolated quartz edges. The sequence of sands with evidence of gold contents, outcropping in the pits show an average thickness of 9 meters, although its true thickness and morphology is unknown. The soil that is mainly a sandy area, with little organic contents, is not more than 0.50 meters. The deposit forms a flat area with a slight inclination that reaches a subsurface level at barely 1 meter deep. This will allow the Company to maintain the extraction pit full of water which will be adequate for the planned extraction process.


Evacuation Of The Potential

     In the CODSA 13 concession, the potential zone for the contents of alluvium with gold and diamonds has not been yet properly defined, although there is enough evidence to consider that the undulated flat morphology, which forms a filling at the level of the river, could contain the main potential. In addition, there is evidence that the area has been affected by hydrothermal processes of mineralization, which increased the possibilities of mineralization.

Extent of the Deposit

     It is estimated that the alluvium zone is located at the undulated flat areas, with an approximate elevation of 10 meters above Rio Cuquenan level. The current works in the two pits, as well as some previous informal works and explorations carried out by the current operators, indicate that the deposits are extended in this area and that the same contain gold and diamond. The works carried out at the higher topographical levels, have not given good results, however the same have not been carried out with adequate control of the possible levels of greater interest. The area covered by this undulated flat area, which is considered as the best potential covers nearly 3 square km. This represents a 9,000,000 square meter area. If a minimum thickness of 5 meters is taken into consideration for the sequence alluvium, the existing potential is of 45,000,000 cubic meters, which represent close to 112,500,000 tons of alluvial ore.


Past and Planned Operation

     The Company will be taking over the existing placer mining operation on the concession which is processing approximately 250 cubic yards of alluvial ore per day using inefficient mining technology such as sluice boxes where hand excavated gravel is washed over a ridged board to wash away lighter sediments and allowing gold to collect in the "riffles". The Geological Evaluation commissioned by the Company from Geological & Mining Exploration Services, S.A., of Las Cumbres, Panama, tested to tailings of the current operation and concluded that the present operation does not recover more than forty percent (40%) of existing gold and diamonds. No records of the volume of gravel processed or gold and diamonds produced were maintained.

     The Company is importing mining equipment including a floating dredge and a "Super Bowl" gold ore processing machine which are anticipated to be at the concession by November 1, 1999. Once this equipment is in place the Company expects production to reach 1,000 cubic yards of alluvial ore processed per day.

     The mining process is open pit placer mining. A large pit is dug and allowed to fill with groundwater. Alluvial ore is pumped from the bottom of the pit, screened for rough diamonds and then processed through the Super Bowl for removal of the gold ore. The Company anticipates a twenty person operation. Rough diamonds and gold ore will be sold to ore buyers on site or shipped to buyers in Caracas.


Employees: The Company has no employees at present other than its officers. The Company's Venezuela Subsidiary intends to employ approximately twenty laborers and two geologists, one mining engineer and other professionals to run the operation.

Item 2. Management's Discussion and Analysis or Plan of Operation
-----------------------------------------------------------------

Plan of Operations

     As a company in its initial stages of development, the company has no revenues from operations.

     The Company has filed this Form 10SB Registration Statement in order to establish itself as a fully reporting company under the Securities Exchange Act of 1934. On the basis of the public information provided thereby, the Company intends to seek a listing of its common stock on the National Association of Securities Dealers, Inc., OTC Electronic Bulletin Board Market. It is the Company's belief that an independent market for its common stock will be advantageous to the Company by establishing an objective measure of value for the common stock.

     The Company's business plan is to raise additional capital through private placements or public offerings of its equity securities and use the capital for development of its mining operation.

Liquidity and Capital Resources.

     The company is not at present producing revenues and its main source of funds has been the sale of the company's equity securities. The company has shares of common stock for a total consideration of $809,431 through September 30, 1999. All cash is a present being used to fund ongoing general and administrative expenses with the total of such expenses estimated to be approximately $25,000 per month. As a result the Company has enough present cash to meet its needs for ten months. The company will need to raise additional capital to meet its ongoing overhead obligations and the contemplated development program. Such funding may be obtained through the sale of additional securities.

     The capital resources of the company are limited. At present the company is not producing revenues and is not expected to produce revenues until December, 1999. The main source of funds for working capital at present is the sale of the company's equity securities. Other possible sources of funding are loans from shareholders, or financial institutions, with the company's concession interests as collateral for the institutions. However, the collateral value of such leasehold interests is limited.


Result of Operations

     During the period from the company's inception to June 30, 1999, there were no revenues being realized from sale of assets, production or from any other source. General and administrative expenses incurred for the six months ended June 30, 1999 were $2,214.


Effect of Inflation: The Company believes that inflation does not have a material affect on its business. Inflation in Venezuela is nominal and not expected to exceed 4% at most. Inflation concerns are not material.

Year 2000 Computer Problems: Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

     Although many companies undertake major projects to address the Year 2000 issue, Management does not believe that its operations are highly dependent upon computer programs. However, the Company has undertaken to ensure that its associated computer fields were designed and constructed to receive and manipulate four digit integers instead of only two. The Company's computer system has been evaluated and found to adequately address the Year 2000 Issue. As a result, no additional costs are expected to be incurred. The Company does not anticipate any material risk resulting from Year 2000 issues in that its computer programs are relatively simple word processing and accounting programs which have been certified as Year 2000 ready. In addition, the Company maintains physical files of all essential documents and data.

Item 3. Description of Property
-------------------------------

     The Company, through its Venezuela Subsidiary has signed an agreement to acquire a mining concession covering more than three square kilometers of the alluvial diamond and gold mining concession named Codsa 13, located in the Gran Sabana Autonomous Municipality, State of Bolivar, in the extreme south east of Venezuela. The acreage covered by the concession has not been sufficiently developed to indicate any proven or probable reserves of recoverable gold or diamonds. There has been limited production on the concession by the Seller. The Company's offices in Vancouver, British Columbia, Canada are approximately 1,800 square feet and are leased from a third party pursuant to a month to month lease at the rate of $1,200US per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management
----------------------------------------------------------------------

     (a) Security Ownership of Certain Beneficial Owners holding five percent or greater of the 16,512,250 shares of common stock outstanding as of September 30, 1999.

Title of       Name and Address                   Amount and Nature       % of
 Class         of Beneficial Owner                of Beneficial Owner     Class
--------------------------------------------------------------------------------


Common          Robert Elliot Lee                     2,500,000           15.1%
                11 Piper Place
                Palmerston North, New Zealand

                AML Diamond & Gold                    3,500,000           21.2%
                Exploration, Inc.
                Apartado 6-5172, El Dorado Panama
                Republica De Panama

     (b)  Security Ownership of Management

Title of        Name and Address(1)         Amount and Nature             % of
 Class          of Beneficial Owner         of Beneficial Owner           Class
--------------------------------------------------------------------------------

Common          Robert Lee, Jr.(2)              4,150,000                 25.1%

                Martial Levasseur (3)           4,150,000                 25.1%

                All officers and Directors
                as a Group (2 persons)          8,300,0000                50.2%

(1) The Address of the Company is Suite 1458 - 409 Granville Street, Vancouver, B.C. V6C1T2

(2) Includes the 3,200,000 shares held by: Robert Elliot Lee (2,500,000 shares reported above), the father of Mr. Lee; Katrina Lee (350,000 shares), the sister of Mr. Lee; and Shari Lee (350,000 shares), the sister of Mr. Lee which Mr. Lee disclaims beneficial ownership.

(3) Includes 1,650,000 shares held by: Peter Levasseur (950,000 shares), the son of Martial Levasseur; John Levasseur (350,000 shares), the son of Martial Levasseur; and Anna Levasseur (350,000 shares), the daughter of Martial Levasseur, which Martial Levasseur disclaims beneficial ownership.

Changes in Control: There are no arrangements, which may result in a change in control of the issuer.

Item 5. Directors, Executive Officers, Promoters and Control Persons
--------------------------------------------------------------------

     (a)  Directors and Executive Officers

NAME                 AGE      POSITION                                  1ST YEAR

Martial Levasseur    65      President, Secretary, Treasurer, Director      1997
Robert E. Lee        30      Director                                       1997


Business Experience

Martial Levasseur - 65. Mr. Levasseur is a founder of the Company and has served as its President since inception. Mr. Levasseur's business experience is as follows:

1993-1997  Consultant - La Rock Mining Corp of Vancouver  BC.  Studying  various projects for La Rock.

1968-1993 President  -  Consolidated  Silver  Tusk Mines Ltd,  in the  Northwest
          Territories. Managed and supervised the exploration and development of all properties. One mine went into full production. Became Vice President in 1994 as was busy developing other properties not related to Consolidated Silver Tusk Mines Ltd.

1972-1993 President of Reako Exploration Ltd, in Vancouver B.C. Supervised and managed all exploration and drilling projects for Reako, as well as developing their iron-ore property, and bringing into production a gold property in British Columbia.


Robert E. Lee - 30. Mr. Lee has served as a Director of the Company since March 15, 1997. Mr. Lee is the son of Robert Edward Lee, a founder of the Company. Mr. Lee graduated from the Massey University School of Aviation, Palmerson North, New Zealand in 1996. Mr. Lee's business experience is as follows:

Present:   Ken Borek Air - Male Republic of Maldives - Pilot

1998-June '99 Consolidated  Silver Tusk Mines, Ltd., North West Territories.  Mr
              Lee was responsible for Investor Relations and general administration.

1995-1998  Flight  Operations  Coordinator-Pilot.  Massey  University  School of
           Aviation, Palmerson North, New Zealand.

1996-1998 Charter Pilot and Flight  Instructor.  Manawatu  Districts  Aero Club,
          Palmerson North, New Zealand.
                                       9

     (b)  Significant Employees: None


Item 6. Executive Compensation
------------------------------

     (a) Summary Compensation Table: The Company has omitted the Summary Compensation Table as it has not paid any cash compensation, non-cash compensation or bonuses and nor has any such compensation been accrued.

     (b) Option/SAR Grants in Last Fiscal Year (Individual Grants): The Company does not presently have a Stock Option Plan nor have any other options been granted to date.

     (c) Aggregated Option/SAR Exercises in Last Fiscal Year and FY-end Option/SAR Values : None

     (d)  Long-term Incentive Plans -- Awards in Last Fiscal Year: None

     The Company has not otherwise awarded any stock options, stock appreciation rights or other form of derivative security or common stock or cash bonuses to its executive officers and directors.

     (e)  Compensation of Directors

          1.   Standard  Arrangements:  The  members of the  Company's  Board of
               Directors  are  reimbursed  for  actual   expenses   incurred  in
               attending Board meetings.

          2.   Other Arrangements: There are no other arrangements.

     (f)  Employment    Contracts   And    Termination   of   Employment,    And
          Change-in-control Arrangements
                                       10

   The Company's officer and directors do not have employment agreements and do not presently draw a salary. The Company expects that as and when additional funding or revenue is obtained, a salary and other compensation such as stock options will be adopted.

Item 7. Certain Relationships and Related Transactions
------------------------------------------------------

The Company has not entered into any transactions with Management.

Item 8. Description of Securities
---------------------------------

The authorized capital stock of Company consists of 200,000,000 shares of common stock. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

The common stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights, and the holders of a majority of the shares voting for the election of the directors can elect all of the directors if they should choose to do so.

PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

     (a)  Market Information

The Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock.

     (b)  Holders

There are fifty-two holders of the Company's Common Stock as of September 15, 1999. There were six holders of restricted securities as defined by Rule 144, two of which have not held their shares in excess of one year.

     (c)  Dividends

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.

Item 2. Legal Proceedings
                                       11

There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened, against or affecting the Company, or any of its properties, business affairs or business prospects of the Company.

Item 3. Changes in and Disagreements with Accountants: None


Item 4. Recent Sales of Unregistered Securities

During the past three years, the Company sold securities, which were not registered under the Securities Act of 1933, as amended, as set forth below.


Date        Name                    # of shares issued             Consideration
----        ----                    ------------------             -------------
4/15/97     Martial H. Levesseur             2,500,000              $  25,000.00
4/15/97     Robert Elliot Lee                2,500,000              $  25,000.00
4/15/97     Robert Edward Lee                  950,000              $   9,500.00
4/15/97     Peter Levasseur                    950,000              $   9,500.00
4/15/97     Toni Cross                         500,000              $   5,000.00
4/15/97     Kyrstna Kwiatkowska                500,000              $   5,000.00
4/15/97     Lisa Martin                        350,000              $   3,500.00
4/15/97     Shari Lee                          350,000              $   3,500.00
4/15/97     Katrina Lee                        350,000              $   3,500.00
4/15/97     John Levasseur                     350,000              $   3,500.00
4/15/97     Mary Creelman                      350,000              $   3,500.00
4/15/97     Anna Levasseur                     350,000              $   3,500.00
6/6/97      Brent Wipp                         400,000             $  100,000.00
6/6/97      World Technical Supply Inc.        600,000             $  150,000.00
12/1/97     Louis Kish                          80,000              $  20,000.00
12/1/97     Wendy C. Poole                      10,000              $   2,500.00
12/1/97     David Babbitt                       10,000              $   2,500.00
12/1/97     Sam Winrob                          10,000              $   2,500.00
12/2/97     John F. Kish                        20,000              $   5,000.00
12/2/97     Alan M. smith                       10,000              $   2,500.00
12/6/97     Ronald M. Dressler                  40,000              $  10,000.00
12/8/97     Diametric Resources                 30,000              $   7,500.00
12/8/97     Roman Lohyn                         30,000              $   7,500.00
12/9/97     Jerry Meints                        10,000              $   2,500.00
12/10/99    Russ Borneman                       40,000              $  10,000.00
12/12/97    Larry E. La Casse                   33,800              $   8,450.00

12/16/97    Don Storie                          10,000              $   2,500.00
12/31/97    Michael Stokel                      10,000              $   2,500.00
1/23/98     Peter Ross St. John                 20,000              $   5,000.00
1/24/98     Ken & Lynn Burrows                  20,000              $   5,000.00
2/10/98     Galante Group                      100,000              $  25,000.00
11/18/98    Jonas Dubas                         10,000              $   2,500.00
1/5/99      Peter Ntokolas                      10,000              $   2,500.00
1/5/99      Demetre Theodosakis                 10,000              $   2,500.00
1/7/99      George Zambas                       10,000              $   2,500.00
1/27/99     Peter Levasseur                     96,000              $  24,000.00
2/15/99     Louis Kish                          58,450              $  14,612.50
11/2/98     Dino Panagiotou                     10,000              $   2,500.00
2/16/98     Stephan Eschmann                    40,000              $  10,000.00
2/16/98     Craigmyle Company, SA              100,000              $  25,000.00
6/25/99     Mohamad Youssef Merhi               50,000     Concession Acquistion
6/25/99     AML Diamond & Gold Exploration   3,500,000     Concession Acquistion
7/11/99     Deepak Anand & Nandini Anand        10,000              $   2,500.00
7/11/99     Khial Aheer                         10,000              $   2,500.00
7/11/99     Khial Aheer                          8,000              $   2,000.00
7/11/99     Fred May Kang Chang                  8,000              $   2,000.00
7/11/99     Jamil Younes                        10,000              $   2,500.00
7/11/99     Joana Colettis                      10,000              $   2,500.00
7/11/99     John Constantinidis                 10,000              $   2,500.00
7/11/99     Bill Strimmenos                     10,000              $   2,500.00
7/11/99     Nick Constanti                      10,000              $   2,500.00
7/11/99     Andrew Papapangiotou                10,000              $   2,500.00
7/11/99     Louis Kish                          20,000              $   5,000.00
7/11/99     Yangui Xie                           4,000              $   1,000.00
7/11/99     Neville Render                   1,000,000             $  250,000.00
7/20/99     Dennis Brovarone                    20,000                  Services


The Company was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504 as a safe harbor exemption from the registration requirements of the Securities Act of 1933. Moreover, Rule 504 was available in that the Company sold less than $1,000,000.00 worth of securities in the previous 12 month period and except for the Company's officers and directors, the purchasers were unaffiliated investors. The Company relied upon the Rule 504 safe harbor exemption for the sales of securities for cash. These sales were entirely private transactions pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchasers.

The Company  relied upon the exemption  from  registration  set forth in section
4(2) of the Securities Act of 1933 for its sale of shares to its officers, directors and legal counsel. The purchasers in the sale whereby the Company acquired its concession rights were sophisticated investors who were provided all material information regarding the Company. In addition, the Company placed a restrictive legend upon the certificates issued to the purchasers denoting the securities are "restricted securities" or held by a control person of the Company and may only be sold in compliance with Rule 144. Thus the exemptions from registration afforded by Rule 4(2) and Rule 3(b) were available to the issuer.

Item 5. Indemnification of Directors and Officers

     Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

                                APOLO GOLD, INC.
                          (A Development Stage Company)

                              Financial Statements

                                  June 30, 1999

                                APOLO GOLD, INC.
                          (A Development Stage Company)

                                 C O N T E N T S



Independent  Auditor's Report...........................................1

Balance Sheets..........................................................2

Statements of Operations................................................3

Statement of Shareholders' Equity.......................................4

Statements of Cash Flows................................................6

Notes to the Financial Statements.......................................8

The Board of Directors
Apolo Gold, Inc.
(A Development Stage Company)
Vancouver, B.C.
CANADA


                          INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying balance sheets of Apolo Gold, Inc. (a development stage company) as of June 30, 1999, December 31, 1998 and 1997, and the related statements of operations, shareholders' equity (deficit), and cash flows for the six months and years then ended, and from inception on March 18, 1997 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apolo Gold, Inc. as of June 30, 1999, December 31, 1998 and 1997, and the results of its operations and its cash flows for the six months and years then ended and from inception on March 18, 1997 through June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Mangement's plans for the resolution of this situation are also discussed in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
September 10, 1999

                                APOLO GOLD, INC.
                          (A Development Stage Company)
                                 Balance Sheets

                                                           June 30,             December 31,
                                                            1999            1998            1997
 A S S E T S
      CURRENT ASSETS
        Cash                                          $    10,143      $   2,194      $  100,185
        Deposit                                            50,000              -               -
                                                           ------          -----         -------
                                                           60,143          2,194         100,185
                                                           ------          -----         -------

      FIXED ASSETS
        Equipment                                           4,100              -               -
        Less accumulated depreciation                         (34)             -               -
             Total Fixed Assets                             4,066              -               -
                                                            -----          -----         -------


        TOTAL ASSETS                                  $    64,209      $   2,194      $  100,185
                                                      ===========      =========      ==========



LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
  CURRENT LIABILITIES
       Loans payable                                   $    5,000      $     992      $        -
       Shareholder advance                                 50,000              -               -
       Officer payable                                    189,859        161,917          30,016
                                                          -------        -------          ------
       Total current liabilities                          244,859        162,909          30,016
                                                          -------        -------          ------

       TOTAL LIABILITIES                                  244,859        162,909          30,016
                                                          -------        -------          ------

     COMMITMENTS AND CONTINGENCIES                              -              -               -
                                                          -------        -------          ------
     STOCKHOLDERS' EQUITY (DEFICIT)
       Common stock, 200,000,000 shares authorized,
         $0.001 par value; 12,942,250, 12,517,800
         and 11,377,800 shares issued and
         outstanding, respectively                         12,942         12,518          11,378
       Additional paid-in-capital                         796,489        716,681         433,073
       Stock subscriptions receivable                    (250,000)      (250,000)        (54,000)

       Accumulated deficit during developmental stage    (740,081)      (639,914)       (320,282)
                                                         --------       --------        --------
       TOTAL STOCKHOLDERS' EQUITY (DEFICIT)              (180,650)      (160,715)         70,169
                                                         ========       ========          ======
       TOTAL LIABILITIES AND STOCKHOLDERS'
         EQUITY (DEFICIT)                              $   64,209      $   2,194      $  100,185
                                                       ==========      =========      ==========



  The accompanying notes are an intergral part of these financial statements.

                              APOLO GOLD, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                                                            From
                                                  Six                                   March 18, 1997
                                             Months Ended           Years Ended         (Inception) to
                                               June 30,            December 31,            June 30,
                                                1999           1998            1997         1999
                                                ----           ----            ----         ----
REVENUES                                    $       -       $   38,021      $     -    $   38,021

COST OF REVENUES                                    -                -            -             -
                                              -------          -------       ------        ------
GROSS PROFIT                                        -           38,021            -        38,021
                                              -------          -------       ------        ------

E X P E N S E S
   Mineral property exploration expenses       70,919          292,921      265,943       629,783
   Consulting and professional fees            27,000           62,000       46,000       135,000
   General and administrative expenses          2,214            2,732        8,339        13,285
   Depreciation                                    34                -            -            34
                                              -------          -------      -------       -------
      TOTAL EXPENSES                          100,167          357,653      320,282       778,102
                                              -------          -------      -------       -------

NET LOSS                                  $  (100,167)     $  (319,632)  $ (320,282)  $  (740,081)
                                          ===========      ===========   ==========   ===========

NET LOSS PER COMMON SHARE                 $   (0.0085)     $   (0.0279)  $  (0.0401)  $   (0.0716)
                                          ===========      ===========   ==========   ===========

WEIGHTED AVERAGE NUMBER OF
      COMMON STOCK SHARES OUTSTANDING      11,823,591       11,458,129    7,996,833    10,342,176
                                           ==========       ==========    =========    ==========


  The accompanying notes are an intergral part of these financial statements.

                                APOLO GOLD, INC.
                         (A Development Stage Company)
                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                       Accumulated
                                      Common Stock       Additional       Stock       Deficit during         Total
                                 Number                  Paid-In      Subscriptions    Development       Stockholders'
                                of Shares      Amount    Capital        Receivable        Stage             Equity
                                ---------      ------    -------        ----------        -----             ------
Balance
  March 18, 1997                       -   $        -  $         -   $           -   $         -       $        -

Issuance of shares at $0.01
  per share for services       4,600,000        4,600       41,400               -             -           46,000

Issuance of shares at $0.01
  per share for note           5,400,000        5,400       48,600         (54,000)            -                -

Issuance of shares at $0.25
  per share for cash           1,377,800        1,378      343,073               -             -          344,451

Net loss                               -            -            -               -      (320,282)        (320,282)
                                --------     --------     --------        --------      ---------        ---------

Balance,

  December 31, 1997           11,377,800       11,378      433,073         (54,000)     (320,282)          70,169

Issuance of shares at
  approximately $0.25
  per share for cash             140,000          140       34,608               -             -           34,748

Payment of stock subscription
  in exchange for services             -            -            -          54,000             -           54,000
                                --------     --------     --------        --------       --------        --------
Balance forward               11,517,800   $   11,518  $   467,681   $           -   $  (320,282)     $   158,917
                              ==========   ==========  ===========   =============   ============     ============


  The accompanying notes are an intergral part of these financial statements.

                                APOLO GOLD, INC.
                          (A Development Stage Company)
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)



                                                                                        Accumulated
                                        Common Stock       Additional      Stock       Deficit during      Total
                                   Number                  Paid-In     Subscriptions     Development   Stockholders'
                                 of Shares       Amount    Capital      Receivable          Stage         Equity
                                 ---------       ------    -------      ----------          -----         ------
Balance brought forward       11,517,800   $   11,518   $  467,681   $           -    $ (320,282)    $    158,917

Issuance of shares at $0.25
  per share for note           1,000,000        1,000      249,000        (250,000)            -                -

Net loss                               -            -            -               -      (319,632)        (319,632)
                               ---------    ---------    ---------       ---------      ---------       ---------

Balance, December 31, 1998    12,517,800       12,518      716,681        (250,000)     (639,914)        (160,715)

Issuance of shares at $0.12
  to $0.25 per share for cash    324,450          324       78,908               -             -           79,232

Issuance of shares at $0.01
  per share for equipment        100,000          100          900               -             -            1,000

Net loss                               -            -            -               -      (100,167)        (100,167)
                               ---------    ---------    ---------       ---------      ---------       ---------
Balance, June 30, 1999        12,942,250   $   12,942  $   796,489   $    (250,000)   $ (740,081)    $   (180,650)
                              ==========   ==========  ===========   =============    ==========     ============


   The accompanying notes are an intergral part of these financial statements.

                                      -5-

                                APOLO GOLD, INC.
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS

                                                                                               From
                                                   Six                                      March 18, 1997
                                               Months Ended        Years Ended            (Inception) to
                                                 June 30,          December 31,               June 30,
                                                  1999         1998            1997           1999
                                              -------------   ------------------------   -----------------

Cash flows from operating activities:
   Net loss                                    $ (100,167) $ (319,632)     $ (320,282)   $   (740,081)
   Adjustments to reconcile net loss
     to net cash used by operating activities:
       Depreciation                                    34           -               -              34
       Consulting and professional fees
       paid by issuance of stock                    1,000       4,000          46,000         101,000
   Decrease (increase) in:
     Deposits                                     (50,000)          -               -         (50,000)
   Increase (decrease) in:
     Short term notes payable                       5,000         992               -           5,992
     Shareholder advance                           50,000           -               -          50,000
     Officer payable                               27,942     131,901          30,016         189,859
                                                   ------     -------          ------         -------
Net cash (used) in operating activities           (66,191)   (132,739)       (244,266)       (443,196)
                                                  -------    --------        --------        --------

Cash flows from investing activities:
   Purchase of equipment                           (4,100)          -               -          (4,100)
                                                  --------    -------        --------        --------
Cash flows from financing activities:
   Proceeds from sale of common stock              78,240      34,748         344,451         457,439
                                                   ------      ------         -------         -------

Increase (Decrease) in Cash                    $    7,949   $ (97,991)     $  100,185    $     10,143
                                               ----------   ---------      ----------    ------------


  The accompanying notes are an intergral part of these financial statements.

                                      -6-

                                APOLO GOLD, INC.
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS


                                                                                                    From
                                                          Six                                   March 18, 1997
                                                     Months Ended       Years Ended            (Inception) to
                                                       June 30,         December 31,              June 30,
                                                        1999         1998           1997           1999
                                                     -------------  ---------------------      ----------------

Increase (decrease) in cash - brought forward       $    7,949   $   (97,991)   $   100,185      $   10,143

Cash, beginning of period                                2,194       100,185             -               -
                                                     ---------     ---------       --------         -------

Cash, end of period                                 $   10,143   $     2,194    $   100,185      $   10,143
                                                    ==========   ===========    ===========      ==========

Supplemental disclosures:

Interest paid                                       $        -   $         -    $         -      $        -
                                                    ==========   ===========    ===========      ==========
Income taxes paid                                   $        -   $         -    $         -      $        -
                                                    ==========   ===========    ===========      ==========

Non-cash investing and financing activities:

  Common stock issued for services                  $    1,000   $         -    $    46,000      $   47,000
  Common stock subscriptions paid for by services   $        -   $    54,000    $         -      $   54,000
  Common stock issued for equipment                 $   25,000   $         -    $         -      $   25,000
  Common stock issued for debt                      $      992   $         -    $         -      $      992


  The accompanying notes are an intergral part of these financial statements.

                                APOLO GOLD, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  June 30, 1999



NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Apolo Gold, Inc. (the Company) was incorporated in March of 1997 under the laws of the state of Nevada primarily for the purpose of acquiring and developing mineral properties. The Company has been in the development stage since its inception. The Company conducts operations primarily from its offices in Vancouver, British Columbia, Canada. The Company has formed a subsidiary corporation in Venezuela. Although this entity has had no financial transactions, the Company expects to use this subsidiary later in 1999 to acquire a Venezuelan mining property.

On May 20, 1999, the Company entered into an agreement to purchase Apologold C.A. (a Venezuelan company). Under the agreement, Apolo expects to acquire all of the outstanding common stock minus one share of Apologold. Apolo will account for the acquisition as a purchase of Apologold because the shareholders of Apolo controlled operations after the acquisition. (Note 6.)

The Company is actively seeking additional capital and management believes that properties can ultimately be developed to enable the Company to continue its operations. However, there are inherent uncertainties in mining operations and management cannot provide assurances that it will be successful in its endeavors. Furthermore, the Company is in the development state, as it has not realized any significant revenues from its planned operations.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Apolo Gold, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting.

Loss per Share
--------------
Loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

                                APOLO GOLD, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  June 30, 1999




NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mineral Properties
------------------
Costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimated ore reserves. Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

Cash and Cash Equivalents
-------------------------
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Impaired Asset Policy
---------------------
The Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. At June 30, 1999, the Company has written off amounts expended for its Panama operations. (Notes 4 and 6.)

Provision for Taxes
-------------------
At June 30, 1999, the Company has a net operating loss of approximately $740,000, which may be offset against future taxable income through 2013. No provisions for taxes or tax benefit from net operating loss carryforwards has been reported in the financial statements as the Company will probable continue to experience operating losses during its development stage and it is currently unknown if the carryforwards will expire unused.

                                      -9-

                                APOLO GOLD, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  June 30, 1999



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments
-----------------------------------
The carrying amounts for cash, marketable securities, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair value.

Concentration of Risk
---------------------
The Company maintains its cash accounts in primarily one commercial bank in Vancouver, British Columbia, Canada. The Company's cash account is a business checking account maintained in United States dollars, which totaled $10,143, $2,194 and $100,185 as of June 30, 1999, December 31, 1998 and 1997,
respectively.


NOTE 3 - MINERAL PROPERTIES

Venezuela
---------
In May 1999, the Company entered into an agreement to purchase a 100% minus 1 share interest in Apologold C.A. (a Venezuelan Company). The agreement was finalized subsequent to the date of these financial statements. (Note 6.) Under the terms of the agreement, the Company will acquire control over all rights for the exploitation of alluvial diamonds and gold in a mining concession called Codsa 13 located in the jurisdiction of Gran Sabana Autonomous Municipality, State of Bolivar, Venezuela.

Panama
------
In October 1997, the Company entered into an agreement to purchase a 99% interest in Golden Cycle of Panama, Inc. (a Panamanian company). Under terms of the agreement, the Company would assume all profits and expenses for operating Golden Cycle's mine located at the Conception River basin, Calovebora township, District of Santa Fe, Province of Veraguas, Republic of Panama. Although expenditures have been made on the property through June 30, 1999 and core samples have been promising, operations have been abandoned due to nondelivery of the shares of Golden's stock. The Company is attempting to restore the agreement to its original terms (Note 6) and all amounts expended for the venture have been charged to operations as incurred.


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of property and equipment is determined using the straight-line method over the expected useful lives of the assets of ten years. Depreciation expense for the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997 was $34, $-0-, and $-0-, respectively.


                                      -10-

                                APOLO GOLD, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  June 30, 1999



NOTE 5 - COMMON STOCK

During the year ended December 31, 1997, the Company issued 10,000,000 shares of common stock to directors for services rendered and stock subscriptions receivable. The shares were valued at $0.01 per share, which was the deemed fair market value of the shares on the date of issuance.

During the year ended December 31, 1998, services were performed by directors in payment of stock subscriptions receivable incurred during the year ended December 31, 1997. These services were valued at $54,000. The Company also issued 1,000,000 shares of common stock for stock subscriptions receivable, valued at $0.25 per share, which is the fair market value of the shares on the date of issuance. This amount was fully paid in September 1999.

During the six months ended June 30, 1999, the Company issued 100,000 shares of common stock in exchange for services. The shares were valued at $0.01 per share, which is the fair market value of the shares on the date of issuance.

As part of a purchase agreement, the Company has agreed to issue 50,000 shares of common stock to Mohammed Youssef Merhi, and 3,500,000 shares of common stock as a finder's fee to AML Diamond and Gold Exp., Inc. The stock is to be issued at $0.01 per share. (Note 6.)


NOTE 6 - COMMITMENTS AND CONTINGENCIES

Apologold C.A. (a Venezuelan Company)
-------------------------------------
In May 1999, the Company entered into an agreement to purchase a 100% minus one share interest in Apologold, C.A. (a Venezuelan Company) for $3,500,000 plus royalties and common stock. As of June 30, 1999, the Company has paid a $50,000 cash deposit towards finalization of this agreement. The deposit will be applied towards the total purchase price with an additional $50,000 to be paid by November 15, 1999. The remaining balance of the purchase price will be paid as follows:

1. A 10% royalty from net production and an additional 2.5% of net production profit will be applied towards the total purchase price until full payment of the purchase price is achieved.

2. An additional 10% royalty from net production will be paid to Goldma C.A. (a Venezuelan Company) as payment for rent and operational and technical assistance.

3. 50,000 shares of the Company's common stock will be issued at a $0.01 per share to Mohammed Youssef Merhi of Goldma C.A. (a Venezuelan Company).


                                      -11-

                                APOLO GOLD, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  June 30, 1999




NOTE 6 - COMMITMENTS AND CONTINGENCIES (Continued)

Apologold C.A. (a Venezuelan Company) (Continued)
-------------------------------------------------
4. The Company will also issue 3,500,000 shares of its common stock at $0.01 per share to AML Diamond and Gold Exp., Inc. in full payment of a finder's fee. (Note 5.)

Upon completion of the agreement, the Company will acquire all the rights and control of Apologold C.A., (a Venezuelan Company) which includes mineral properties as described in Note 4. The agreement is expected to be completed in late 1999.

Golden Cycle of Panama, Inc. (a Panamanian Company)
---------------------------------------------------
In October 1997, the Company entered into an agreement to purchase a 99% interest in Golden Cycle of Panama, Inc. (a Panamanian Company). The agreement called for a 6% royalty from gold production or minimum payments of $15,000 until May 1998, at which time the minimum payment increased to $20,000 until a total of $5,000,000 had been paid. In addition, the Company was to make a payment of approximately $97,000 for payment of Golden's outstanding debts. The Company made payments as agreed, however, the shares of common stock of Golden were never delivered. Further development of the mineral properties has been suspended pending restoration of this agreement to its original standing. Management does not expect to receive Golden's stock and has charged all expenditures to operations as incurred. See Note 3.


NOTE 7 - RELATED PARTY

As of June 30, 1999, the Company has received a $50,000 cash advance from a director. The advance, which is noninterest-bearing and uncollateralized, is expected to be repaid once production commences.

The officer payable liability includes $189,859, $161,917 and $30,016 at June 30, 1999, December 31, 1998 and 1997, respectively. These amounts arise from monies expended by officers in Panama and Venezuela for development and operations.

The Company leases office facilities in Vancouver, British Columbia, Canada from an officer. The lease is classified as a month to month tenancy and provides for quarterly payments of $500.


NOTE 8 - SUBSEQUENT EVENTS

As described in Note 6, the Company is completing a purchase agreement for a 100% minus one share interest in Apologold C.A. (a Venezuelan Company). Management expects the agreement to be completed in late 1999. (Note 6.)

                                APOLO GOLD, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  June 30, 1999



NOTE 8 - SUBSEQUENT EVENTS (Continued)

The Company is continuing efforts to restore a purchase agreement for a 99% interest in Golden Cycle of Panama, Inc. to its original standing. Management does not expect to receive Golden's common stock as originally agreed. (Note 6.)


NOTE 9 - GOING CONCERN

As shown in the financial statements, the Company incurred a net loss of $100,167 for the six months ended June 30, 1999 and has an accumulated deficit of $740,081 since inception.

These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue existence. The Company's management expects to attract additional investment capital and believes that significant and imminent private placements will generate sufficient cash for the Company to operate for the next few years.


NOTE 10 - YEAR 2000 ISSUES

The Company has modified its business technologies to be ready for the year 2000. Critical data processing systems have been reviewed and the Company does not expect a significant effect on internal operations. However, like other companies, Apolo Gold, Inc. could be adversely affected if the computer systems its suppliers or customers use do not properly process and calculate date-related information and data for the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations. The costs related to year 2000 compliance are expensed as incurred.


                                      -13-

PART III

Item 1. Index to Exhibits

3.1   Articles of Incorporation
3.2   By-laws
10.1  Concession Purchase Agreement dated November 17, 1999
10.2  Assignment Agreement Apologold, C.A. and Apolo Gold, Inc. dated
      May 20, 1999
27    Financial Data Schedule

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLO GOLD, INC.

By:
/s/ MARTIAL H. LEVASSEUR
------------------------
Martial H. Levasseur, President, Secretary-Treasurer Director
October 22, 1999


/s/ ROBERT ELLIOT LEE, JR.
--------------------------
Robert E. Lee, Jr.,  Director
October  22,  1999